Exhibit (a)(1)(b)

LETTER TO EMPLOYEES AFFECTED BY 409A

From:	Allison M. Fergus, General Counsel and Secretary

Date:	June 14, 2007

Subject:	Action Required: Urgent Information Regarding Your GWI Stock Options

Recently enacted tax legislation under Section 409A of the Internal Revenue Code of 1986, as amended, and the American Jobs Creation Act of 2004 (together, referred to as “Section 409A”) imposes certain adverse tax consequences (including income tax at vesting, an additional 20% excise tax and interest charges) on stock options that were granted at a discount from fair market value (“discount options”) and which vest after December 31, 2004.

You are receiving this letter because we have determined that certain of your stock options may be affected by Section 409A because they were or may have been granted at a discount from fair market value. We are offering you the opportunity to avoid the adverse tax consequences of Section 409A by amending certain stock options in return for certain cash payments.

INFORMATIONAL TELECONFERENCE

To help (i) explain the potential adverse tax impact of Section 409A, (ii) explain how we intend to address the situation and the choices you have, and (iii) answer any other questions you may have, an informational teleconference will be held on June 25, 2007 at 2:00 p.m., Eastern Standard Time. You may access this teleconference by dialing (888) 428-4478 (national) or (612) 332-0932 (international).

KEY DOCUMENTS AND MATERIALS, ENCLOSED HEREWITH

1.	Offer to Amend Certain Options

2.	Election Form

3.	Withdrawal Form

4.      Addendum to Tender Offer with your individual stock option information (includes a list of your “eligible options”, the deemed grant date of each of those options, a description of any potential cash payments if you choose to participate in the Tender Offer and the amended option exercise price):

ACTION ITEMS

After reviewing the attached materials, if you wish to participate in the Tender Offer, you will need to fill out, sign, and date the Election Form. The Election Form must be received by Christine C. Moran by no later than 5:00 p.m. on July 13, 2007 (Eastern Time), unless extended. You may send your completed Election Form to Christine C. Moran by (i) fax at (203) 661-4106, (ii) by e-mail to cmoran@gwrr.com or (iii) by hand delivery to Christine C. Moran at Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830.

QUESTIONS

If you have any questions about the tax consequences affecting your options, you can contact Richard T. O’Donnell via e-mail using the following e-mail address: rodonnell@gwrr.com.

If you are considering participating in this offer, you should consult your own financial, legal and/or tax advisors concerning the federal income tax consequences of participating in this offer in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.